                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF
1934

         For the fiscal year ended: December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         Commission file number: 0-24710



A. Full title of the plan and the address of the Plan, if different from that of the issuer named below:

                   Sirius Satellite Radio 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Sirius Satellite Radio Inc.
                           1221 Avenue of the Americas
                                   36th Floor
                            New York, New York 10020

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                       SIRIUS SATELLITE RADIO 401(k) PLAN

                                  Plan No. 001
                                 EIN: 52-1700207

                                      INDEX

                                                                                                            Page
Part I - Financial Statements

         Report of Independent Public Auditors                                                                1

         Report of Independent Public Accountants                                                             2

         Statements of Net Assets Available for Benefits as of December 31, 2001                              3
           and 2000

         Statement of Changes in Net Assets Available for Benefits for the Year                               4
           ended December 31, 2001

         Notes to Financial Statements                                                                        5

Part II - Supplemental Schedules

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)                                      12

         Schedule H, line 4j - Schedule of Reportable Transactions                                           13

         Schedule G, Part III - Schedule of Nonexempt Transactions                                           14

Signatures                                                                                                   15

Exhibit 23.1 - Consent of Independent Public Auditors

Exhibit 23.2 - Notice Regarding Consent of Arthur Andersen LLP

                      REPORT OF INDEPENDENT PUBLIC AUDITORS

To the Plan Administrator of the Sirius Satellite Radio 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan, as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, reportable transactions and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        ERNST & YOUNG LLP

New York, New York
June 17, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See exhibit 23.2 for further discussion.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Sirius Satellite Radio 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sirius Satellite Radio 401(k) Savings Plan, as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              ARTHUR ANDERSEN LLP

New York, New York
June 29, 2001

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                  Plan No. 001
                                 EIN: 52-1700207

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)

                                                                                     As of December 31,
                                                                          -----------------------------------------
                                                                                 2001                 2000
                                                                          -------------------  --------------------

     Investments, at market value  (See Notes 6 & 7)                           $   4,807             $   3,137

     Employer contribution receivable                                                 26                     5

     Employee contribution receivable                                                 34                    27
                                                                          -------------------  --------------------

     NET ASSETS AVAILABLE FOR BENEFITS                                         $   4,867             $   3,169
                                                                          ===================  ====================









        The accompanying notes are an integral part of these statements.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                  Plan No. 001
                                 EIN: 52-1700207

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)

                                                                                           For the Year ended
                                                                                            December 31, 2001
                                                                                           ------------------
ADDITIONS:
     Interest and dividends                                                                $            10

     Contributions:
           Employer                                                                                  1,224
           Employee                                                                                  1,321
                                                                                           ---------------

Total additions                                                                                      2,555

DEDUCTIONS:

     Net realized and unrealized depreciation                                                         688
          in fair value of investments (See Notes 6 & 7)
     Distributions                                                                                    164
     Administrative expenses                                                                            5
                                                                                           --------------

Total deductions                                                                                      857
                                                                                           --------------

           Net increase                                                                             1,698


NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                                       $        3,169
                                                                                           --------------


NET ASSETS AVAILABLE FOR BENEFITS, end of year                                             $        4,867
                                                                                           ==============






         The accompanying notes are an integral part of this statement.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                 EIN 52-1700207
                                  Plan No. 001

                          Notes to Financial Statements
             (Dollar amounts in thousands, unless otherwise stated)

1.  Description of the Plan

         Sirius Satellite Radio Inc. sponsors the Sirius Satellite Radio 401(k) Savings Plan (the "Plan") to provide eligible employees with a method of savings for their retirement and other needs. The Plan is a defined contribution plan that is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The inception date of the Plan was September 1, 1998 and the Plan has a December 31 fiscal year end. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions and information regarding eligibility, contributions, distributions, vesting, withdrawals, loans, fund redistribution and definitions of all terms.

Assets Held in Trust

         Effective December 1, 2001, all plan assets were transferred from Merrill Lynch Trust Co. to CIGNA Retirement & Investment Services (the "Trustee"). Among other duties, the Trustee is responsible for the custody and investing of Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustee as designated by the Plan participants. The investment options available to the participants as of December 31, 2001 and their related investment objectives are as follows:

         Alliance Balanced Shares Fund - Class A. This separate account invests wholly in Class A shares of the Alliance Balanced Shares Fund. This fund seeks a combination of income and capital appreciation by investing primarily in equity securities of high quality, financially strong, dividend-paying companies.

         Alliance Growth & Income - Class A. This separate account invests wholly in Class A shares of the Alliance Growth & Income Fund. This fund seeks income and capital appreciation by investing primarily in high quality, dividend-paying common stocks. This fund offers investors diversification potential among stocks, fixed income and convertible securities.

         CIGNA Lifetime Funds. This family of funds is comprised of five distinct multi-asset class investment portfolios, which offer a range of risk/return characteristics. The investment objective for each of the five funds varies, in keeping with the investment time horizon and associated asset allocation of the underlying portfolios.

         Core Bond Fund. This separate account is a "fund of funds" that invests in high quality domestic fixed income securities, including actively managed separate accounts of investment-grade corporate bonds, mortgage-backed and asset-backed securities and government issues.

         American Century Heritage Account. This separate account invests wholly in the American Century Heritage Fund. This fund seeks to provide long-term growth of capital through investments in equity securities of small or medium-sized companies.

         Fidelity Advisor Equity Growth Account. This separate account invests wholly in the Fidelity Advisor Equity Growth Fund. This fund seeks to achieve capital appreciation through investments in stocks of companies that have above-average growth potential. These growth characteristics are often associated with companies that have new products, technologies, distribution channels or that have a strong relative market position.

         Franklin Balance Sheet Investment Fund. This separate account invests wholly in Class A shares of the Franklin Balance Sheet Investment Fund. This fund seeks income and capital appreciation by investing primarily in equity securities of small or relatively new companies that are believed to be under priced at the time of purchase, but have the potential for significant capital growth.

         International Growth/Putnam Fund. This separate account invests primarily in common stocks, preferred stocks and convertible securities of companies incorporated or domiciled outside the United States and securities traded on foreign stock exchanges with market capitalization of $2 billion and larger.

         Janus Adviser Balanced Account. This separate account invests wholly in the Janus Adviser Series Balanced Fund. This fund seeks long-term capital growth, consistent with preservation of capital and balanced by current income.

         Oakmark Select II Fund. This separate account invests wholly in Class II shares of the Oakmark Select Fund. This fund seeks long-term capital appreciation by investing in a non-diversified portfolio of equity securities consisting primarily of common stocks of U.S. companies.

         Small Cap Growth/TimesSquare Fund. This separate account seeks to achieve long-term capital appreciation through investments in the common and preferred stocks of U.S. companies with market capitalization between $30 million and $3 billion. This account focuses on growth companies with new product development and technological breakthroughs.

         Templeton Growth Account. This separate account invests wholly in the Templeton Growth Fund. This fund seeks to provide long-term capital growth by investing primarily in debt and equity securities of domestic and foreign companies, including emerging markets.

         Guaranteed Income Fund. This fund offers safety of principal and seeks to provide competitive yields relative to comparable guaranteed fixed income investment funds. It invests in a diversified portfolio of high quality, fixed income instruments within Connecticut General Life Insurance Company's general account.

         Sirius Satellite Radio Inc. Common Stock. This option allows participants to invest in the common stock of Sirius Satellite Radio Inc.

Eligibility

         From inception of the Plan through November 30, 2001, participation in the Plan began on the first day of the calendar month following the date of hire for an employee who had attained age 21. Effective December 1, 2001, participation in the plan began on the first day of the calendar month following the date in which an employee attained the age of 21 and completed one full month of service, as defined in the Plan document.

Contributions

         Participants may elect to contribute from 1% to 16% of compensation, as defined, provided their contributions do not exceed maximum allowable amounts under the Internal Revenue Code, as amended (the "Code"). Under the Code, individual contributions for which taxes may be deferred were limited to $10.5 in 2001 and 2000. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants' contributions vest immediately and can only be withdrawn pursuant to the appropriate provisions of the Code.

         The Plan provides for discretionary employer matching contributions based on employee elective deferral percentages. The company made employer matching contributions equal to 100% of employee elective deferrals from inception of the Plan through November 30, 2001 and 75% during the period December 1, 2001 through December 31, 2001. This employer matching contribution is in the form of Sirius Satellite Radio Inc. common stock. Each year, the company reviews and determines the employer matching contribution for the subsequent plan year. Employees are eligible to receive the employer matching contribution during a year in which the employee has performed at least one hour of service, regardless of employment status on the last day of the plan year.

         The company may also elect to contribute to the profit sharing portion of the Plan based upon the total compensation of all participants eligible to receive an allocation. These additional contributions, referred to as regular employer contributions, will be limited to profits as determined by the 401(k) committee and will be determined for each Plan year by the company. Employees are only eligible to share in regular employer contributions during any Plan year in which they are employed on the last day of the Plan year. There have been no regular employer contributions to date.

Loans

         The Plan provides for loans to active participants. Participants may borrow up to the lesser of $50 or 50% of the vested portions of the participant's account balance. The amount available for future borrowings by the participant will be reduced by the amount of their highest outstanding loan balance during the previous one-year period. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate made under similar circumstances by persons in the business of lending money plus 1%. The term of any loan shall be no greater than five years, except in the case of a loan used to acquire a principal residence. Repayment of any loan is required to be completed not less frequently than quarterly.

Participant Accounts

         Each participant's account is credited with participant, employer matching and regular employer contributions and allocations of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting

         Participants are immediately vested in their contributions plus earnings thereon. Vesting in company matching and regular employer contributions begins one year after employment at a rate of 33 1/3% per year until the completion of the third year of employment when, 100% is vested. In addition, a participant becomes fully vested in his or her company matching and regular contributions upon his or her retirement, disability, death, upon reaching age 65 or if there is a termination or partial termination of the Plan.

Distributions of Benefits

         Upon termination of employment due to death, disability, retirement or upon attaining age 59 1/2, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. In addition, participants may elect to withdraw funds from their respective accounts in the event of hardship, as defined.

Forfeitures

         Non-vested employer matching contributions are forfeited upon termination or withdrawal. Forfeitures are used to pay Plan expenses and to reduce employer matching contributions. Forfeitures for the year ended December 31, 2001 were $6. Unallocated non-vested assets were $1 and $23 as of December 31, 2001 and 2000, respectively.

Administrative Expenses

         Administrative expenses are paid through the use of Plan forfeitures or by the company.

2.  Summary of Significant Accounting Policies

Basis of Accounting

         The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

         Investments in funds are valued based on the Plan's pro rata share of fund equity as determined by the Trustee, based on market quotes. Investments in Sirius Satellite Radio Inc. common stock are valued based on market quotes. Realized gains and losses from the sale of investments are computed using the participant's cost basis in the investment aggregated at the plan level. Net unrealized appreciation/depreciation in investments represents the difference between the fair value of investments held at year-end and the cost of investments purchased in the current fiscal year or the fair value of investments held at the end of the preceding year.

         The Plan provides for various investments in funds containing debt and equity securities. Investments in securities are generally exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that the changes in the values of investment securities will occur in the near term.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  Tax Status

         The Plan received a favorable Internal Revenue Service ("IRS") determination letter dated September 1, 1999 stating that the Plan as designed prior to December 1, 2001 was in accordance with applicable sections of the Code. The Plan has filed for a new IRS determination letter following the amendments effective December 1, 2001. The Plan administrator believes that the Plan is designed and currently being operated in accordance with the applicable requirements of the Code.

4.  Plan Termination

         Although it has not expressed any intention to do so, the company reserves the right to terminate the Plan, in whole or in part, at any time. In the event that such termination occurs, all amounts credited to participant accounts will become 100% vested and the Trustee, in accordance with the Plan document, will distribute the net assets of the Plan in a uniform and non-discretionary manner.

5.  Party-in-Interest Transactions

         Sirius Satellite Radio Inc., Merrill Lynch Trust Co., Connecticut General Life Insurance Company and National Financial Services were parties-in-interest with respect to the Plan under the provisions of ERISA. The records of the Plan indicate no party-in-interest transactions, which are prohibited by Section 406 of ERISA and for which no statutory or administrative exemption exists.

6.  Investments

         The fair value of investments that individually represent 5% or more of the Plan's net assets are as follows:

                                                                              December 31,
                                                                    ---------------------------------
                                                                        2001               2000
                                                                    --------------     --------------
  Sirius Satellite Radio Inc. common stock -                             $  2,080           $  1,161
     Non-participant Directed
  Sirius Satellite Radio Inc. common stock -                                  625                466
     Participant Directed
  Alliance Growth & Income - Class A                                        1,364                  -
  Fidelity Advisor Equity Growth Account                                      268                  -
  Merrill Lynch S&P 500 Index                                                   -                399
  Davis New York Venture Fund                                                   -                301
  MFS Emerging Growth Fund                                                      -                198
  AIM Constellation Fund                                                        -                193


         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $688 as follows:

        Sirius Satellite Radio Inc. common stock                           $    (448)
        Mutual funds                                                            (240)
                                                                           ----------

        Total decrease in fair value of investments                        $    (688)
                                                                           ==========

7.       Non-participant Directed Investments

         Non-participant directed funds are invested solely in Sirius Satellite Radio Inc. common stock. Non-participant directed investments totaled $2,080 and $1,161 as of December 31, 2001 and 2000, respectively. The components of the change in net assets relating to non-participant directed investments were:

         Contributions                                                     $  1,224
         Net decrease in fair value of investments                            (265)
         Benefits paid to participants                                         (34)
         Forfeitures                                                            (6)
                                                                           ---------
         Change in non-participant directed funds                          $    919
                                                                           =========

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                 EIN 52-1700207
                                  Plan No. 001

          Schedule H, line 4i-Schedule of Assets (Held at End of Year)
                                 (In thousands)

  (a)                 (b)                                        (c)                                 (d)              (e)
         Identity of Issue, Borrower,    Description of Investment, Including Maturity Date,         Cost           Current
            Lessor or Similar Party      Rate of Interest, Collateral, Par or Maturity Value                         Value
----------------------------------------------------------------------------------------------------------------------------
   *    Connecticut General Life        Alliance Growth & Income - Class A:                           N/A           $  1,364
        Insurance Company               368,047 shares in participation

   *    Connecticut General Life        Core Bond Fund:                                               N/A                103
        Insurance Company               8,511 shares in participation

   *    Connecticut General Life        Fidelity Advisor Equity Growth Account:                       N/A                268
        Insurance Company               3,332 shares in participation

   *    Connecticut General Life        Guaranteed Income Fund:                                       N/A                199
        Insurance Company               7,700 shares in participation

   *    National Financial Services     Sirius Satellite Radio Inc. Common Stock:                   3,329**            2,705**
                                        232,582 shares in participation

   *    Connecticut General Life        Templeton Growth Account:                                     N/A                167
        Insurance Company               5,390 shares in participation

   *    Participant Loans               7.75%                                                         N/A                  1
                                                                                                                    ---------
        Total Assets                                                                                                $  4,807
                                                                                                                    =========

* Represents a party-in-interest

** Balances consist of participant and non-participant directed investments



          The accompanying notes are an integral part of this schedule.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                 EIN 52-1700207
                                  Plan No. 001

            Schedule H, line 4j - Schedule of Reportable Transactions
                                 (In thousands)

           (a)                  (b)                               (c)          (d)        (g)            (h)           (i)
                                                                                                    Current Value      Net
    Identity of Party       Description       Number of         Purchase    Selling    Cost of       of Asset on     Gain or
        Involved              of Asset       Transactions        Price        Price      Asset     Transaction Date   (Loss)
-------------------------- --------------- ------------------ ------------- ---------- ----------- ----------------- ---------
Category (iii) - series of transactions in excess of 5 percent of plan assets.*

**Sirius Satellite Radio    Common Stock          23             $1,198        N/A       $1,198         $1,198         N/A
          Inc.
Non-participant
    Directed

* There were no category (i), (ii), or (iv) reportable transactions during 2001.

** Represents a party-in-interest




          The accompanying notes are an integral part of this schedule.

                   SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN

                                 EIN 52-1700207
                                  Plan No. 001

            Schedule G, Part III - Schedule of Nonexempt Transactions
                                 (In thousands)

        (a)                     (b)                                  (c)
 Identity of Party     Relationship to Plan,         Description of Transactions, including        (e)
      Involved        Employer or Other Party      Maturity Date, Rate of Interest, Collateral   Current
                            in Interest                        and Maturity Value                 Value
--------------------------------------------------------------------------------------------------------------
  Sirius Satellite            Employer          Late remittance of participant contributions   $     44
     Radio Inc.                                 withheld on 1/15/2001 and remitted to the
                                                Trustee on 2/27/2001

  Sirius Satellite            Employer          Late remittance of participant contributions   $     44
     Radio Inc.                                 withheld on 1/31/2001 and remitted to the
                                                Trustee on 2/27/2001

  Sirius Satellite            Employer          Late remittance of participant contributions   $     44
     Radio Inc.                                 withheld on 4/30/2001 and remitted to the
                                                Trustee on 5/25/2001





          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      SIRIUS SATELLITE RADIO 401(k) SAVINGS PLAN



                                      /s/ John J. Scelfo
                                      -----------------------------
                                      John J. Scelfo
                                      Executive Vice President and
                                      Chief Financial Officer

June 17, 2002